August 21, 2023

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance, Disclosure Review Program 100 F. Street, N.E. Washington, D.C. 20549 Attention: Mr. Kyle Wiley and Ms. Jennifer Thompson
Re:    BeiGene, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 27, 2023
File No. 001-37686

Dear Mr. Kyle Wiley and Ms. Jennifer Thompson:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K filed on February 27, 2023 (the “2022 Annual Report”), as set forth in your letter dated July 21, 2023 addressed to Mr. John Oyler, Chief Executive Officer and Chairman of the Company (the “Comment Letter”). For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. Capitalized terms used but not defined herein are defined in the 2022 Annual Report.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1.We note your statement that as of the date of this Annual Report, no governmental entity in mainland China or Hong Kong has filed a Schedule 13D or 13G, there are no material contracts with such foreign governmental party, and there is no such foreign governmental representative on your Board in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in order to make the statements in Item 9C of its 2022 Annual Report pursuant to Item 9C, paragraph (a), (b)(2) and (b)(3) of Form 10-K, the Company reviewed the following materials:

•The Schedule 13D and/or 13G EDGAR filings made by beneficial owners of the Company (the “EDGAR Filings”); and

•The Company’s material contracts.

The Company respectfully advises the Staff that it did not receive or rely upon any legal opinions or third party certifications for its assessments as it relates to the disclosure under Item 9C of its 2022 Annual Report pursuant to Item 9C, paragraphs (a), (b)(2) and (b)(3). However, prior to submitting this response letter to the Staff, the Company collected certifications from each member of the board of directors of the Company (the “Board”) and each member of the boards of its consolidated foreign operating entities confirming he or she is not currently, nor has ever been, an official of the Chinese Communist Party (the “Certificate”).

The Company respectfully advises the Staff that it intends to collect the Certificate from each member of the Board of the Company and each member of the boards of its consolidated foreign operating entities, as applicable, on an annual basis hereafter in connection with the director questionnaire process to the extent the Company is identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 as having retained, for the preparation of the audit report on its financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction (a “Commission-Identified Issuer”).

As we noted in our 2022 Annual Report, on March 23, 2022, following a review process carried out by our audit committee, Ernst & Young Hua Ming LLP resigned as our independent registered public accounting firm for the audit of our financial statements and internal control over financial reporting to be filed with the Commission. On the same day, our audit committee approved the engagement of Ernst & Young LLP, located in Boston, Massachusetts, United States, as the Company’s independent registered public accounting firm for the audit of our financial statements and internal control over financial reporting for the fiscal year ending December 31, 2022. Given that Ernst & Young LLP (United States) now serves as the principal accountant to audit our consolidated financial statements, we expect to be able to comply with the HFCAA and AHFCAA and certify that we have retained a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate which would preclude a further finding by the Commission that we are a Commission-Identified Issuer.

2.In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

RESPONSE: The Company respectfully advises the Staff that in connection with its preparation of the disclosure under Item 9C of the 2022 Annual Report, it gathered and reviewed annual questionnaires (the “2022 Director Questionnaires”) completed by each member of the Board in connection with the 2022 Annual Report and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 27, 2023. Each member of the Board signed a 2022 Director Questionnaire, attesting to the truthfulness and completeness of the responses in his or her 2022 Director Questionnaire, and none of the members of the Board disclosed that they were an official of the Chinese Communist Party.

As noted above, prior to submitting this response letter to the Staff, the Company collected the Certificate from each member of the Board of the Company and each member of the boards of its consolidated foreign operating entities. The Company respectfully advises the Staff that it intends to collect the Certificate from each member of the Board of the Company and each member of the boards of its consolidated foreign operating entities, as applicable, on an annual basis hereafter in connection with the director questionnaire process to the extent the Company is a Commission-Identified Issuer.

3.We note that your disclosures pursuant to Item 9C(b) refer to either “the Company” or “the Company or its operating subsidiaries.” It is unclear from the context of these disclosures whether “the Company” is meant to encompass you and all of your consolidated foreign operating entities or whether in some instances this term refers solely to BeiGene, Ltd. Please note that Item 9C(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 9C(b) for you and all of your consolidated foreign operating entities in your supplemental response.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that its disclosure regarding “the Company” under Item 9C of the 2022 Annual Report refers to the Company unless otherwise specifically noted. In this regard, the Company notes that Item 9C(b) of Form 10-K (“Item 9C(b)”) only requires that the registrant provides disclosure for itself and its consolidated foreign operating entity or entities with respect to “any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements…” (emphasis added). Thus, the Company respectfully advises the Staff that the Company does not conduct business through variable interest entities or similar structures. To this end, the Company confirms the following with respect to each subsection of Item 9C(b) of Form 10-K:

(1)The Company’s disclosure in the 2022 Annual Report regarding the Company’s registered public accounting firm for the immediately preceding annual financial statement period is also applicable to the Company’s consolidated foreign operating entities. Ernst & Young LLP, located in Boston, Massachusetts, United States, served as the independent registered public accounting firm for the Company and its consolidated foreign operating entities for the audit of the financial statements and internal control over financial reporting for the fiscal year end December 31, 2022. Given that Ernst & Young LLP (United States) now serves as the principal accountant to audit such consolidated financial statements, the Company expects to comply with the HFCAA and AHFCAA and certify that it has retained a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate which would preclude a further finding by the Commission that the Company is a Commission-Identified Issuer.

(2)To the extent known by the Company, the Company is not aware of and has no reason to believe that any governmental entity in the foreign jurisdiction in which the Company is incorporated or otherwise organized owns shares of any capital stock of record of the Company.

(3)The Company has determined that no governmental entity in China has a controlling financial interest in the Company.

(4)To the extent known by the Company, the Company is not aware of and has no reason to believe that any official of the Chinese Communist Party is a board member of the Company or its consolidated foreign operating subsidiaries. The Company respectfully directs the Staff to the Company’s response to comments #1 and #2 above with regard to the 2022 D&O Questionnaires and Certificates, as applicable.

(5)The articles of incorporation of the Company, as amended, does not contain any wording received from any charter of the Chinese Communist Party.

4.We note your disclosure provided pursuant to Item 9C(b)(4) that no “officials of the Chinese government” are members of your board or the board(s) of your operating subsidiaries and your additional statement that there is no “foreign government representative” on your board. Please confirm, if true, that no members of your board of directors or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that no members of the Board or the boards of the Company’s consolidated foreign operating entities are officials of the Chinese Communist Party. The Company respectfully directs the Staff to the Company’s response to comments #1 and #2 above with regard to the Certificates obtained in connection with this letter and to be obtained from such board members on an annual basis hereafter, as applicable.

5.With respect to your disclosure pursuant to Item 9C(b)(5), we note that you have included language that such disclosure is “to the extent known by the Company.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that neither the articles of incorporation of the Company, as amended, nor any articles of incorporation for the Company’s consolidated foreign operating entities contain any wording from any charter of the Chinese Communist Party.

***

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact Edwin O’Connor at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Chan Lee
Chan Lee
Senior Vice President, General Counsel

Enclosures

cc:	Julia Wang, Chief Financial Officer, BeiGene, Ltd.
Edwin O’Connor, Goodwin Procter LLP
Folake Ayoola, Goodwin Procter LLP